UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEW FRONTIER HEALTH CORPORATION
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G6461G 106
(CUSIP Number)

Brian Tse
Nan Fung Group Holdings Limited
23rd Floor, Nan Fung Tower
88 Connaught Road Central
Hong Kong
852-3108-3745

Copy to:

Joel L. Rubinstein
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166
(212) 294-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G6461G 106; G6461G 114
1	NAME OF REPORTING PERSONS Sun Hing Associates Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,800,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,800,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(2)
14.	TYPE OF REPORTING PERSON CO

(1)
Includes (i) 1,200,000 ordinary shares of the Issuer, par value $0.0001 per share (“Ordinary Shares”) purchased in the open market and (ii) 600,000 Ordinary Shares underlying the public warrants, which will become exercisable within 60 days of the filing of this Schedule 13D.

(2)	Based on 132,690,418 Ordinary Shares outstanding as of the filing date of this Schedule 13D.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS NF SPAC Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,850,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,850,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Based on 132,690,418 Ordinary Shares outstanding as of the filing date of this Schedule 13D.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS NAN FUNG GROUP HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,650,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,650,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Based on 132,690,418 ordinary shares of the Issuer, par value $0.0001 per share (“Ordinary Shares”) outstanding as of the filing date of this Schedule 13D.

END OF COVER PAGES

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of New Frontier Health Corporation, a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by (i) NF SPAC Holding Limited (“NF SPAC”), (ii) Sun Hing Associates Limited (“Sun Hing”) and (iii) Nan Fung Group Holdings Limited (“NFGHL” and, together with NF SPAC and Sun Hing, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Hong Kong.

(c) Each of NF SPAC and Sun Hing is an indirect wholly-owned subsidiary of NFGHL. The members of the Executive Committee of NFGHL make investment decisions with respect to the securities directly and indirectly held by NFGHL and, therefore, the securities held by each of NF SPAC and Sun Hing. Mr. Antony Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL and therefore may be deemed to beneficially own the securities reported herein. Each of the members of the Executive Committee disclaims beneficial ownership of the securities reported herein.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NF SPAC is incorporated in the British Virgin Islands. Sun Hing is incorporated in the British Virgin Islands. NFGHL is incorporated in the British Virgin Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of NF SPAC and Sun Hing.

ITEM 4. PURPOSE OF THE TRANSACTION

Forward Purchase Agreement

On June 4, 2018 and June 29, 2018, the Issuer entered into forward purchase agreements pursuant to which certain investors (the “Anchor Investors”) agreed to purchase an aggregate of 19,000,000 ordinary shares (“NFC Class A Ordinary Shares”) of the Issuer, par value $0.0001 per share (“Forward Purchase Shares”), plus an aggregate of 4,750,000 redeemable warrants (“Forward Purchase Warrants”) in a private placement which occurred concurrently with the closing of the Issuer’s business combination with United Family Healthcare on December 18, 2019 (the “Business Combination”). In connection with the Business Combination, (i) all of the issued and outstanding Class B ordinary shares of the Issuer, par value $0.0001 per share (“NFC Class B Ordinary Shares”) were redesignated as NFC Class A Ordinary Shares, (ii) all of the issued and outstanding NFC Class A Ordinary Shares converted into Ordinary Shares, and (iii) the Issuer changed its name from New Frontier Corporation to New Frontier Health Corporation.

Among such forward purchase agreements, the Issuer entered into a forward purchase agreement with NF SPAC, providing for the sale of 2,800,000 Forward Purchase Shares and 700,000 Forward Purchase Warrants for an aggregate purchase price of $10.00 per forward purchase share, or $28,000,000. In connection with the forward purchase agreements, New Frontier Public Holding Ltd. (the “Sponsor”) transferred to NF SPAC 350,000 NFC Class B Ordinary Shares.

Pursuant to the forward purchase agreements, the Issuer agreed to use its commercially reasonable efforts (i) to file within 30 days after the closing of its initial business combination, or following announcement of the results of the shareholder vote relating to its initial business combination or the results of its offer to shareholders to redeem their NFC Class A Ordinary Shares in connection with its initial business combination (whichever is later) (the “disclosure date”), a registration statement with the U.S. Securities and Exchange Commission for a secondary offering of the Forward Purchase Shares and the Forward Purchase Warrants (and underlying NFC Class A Ordinary Shares), (ii) to cause such registration statement to be declared effective promptly thereafter, but in no event later than 60 days after the closing of the initial business combination or the disclosure date, as the case may be and (iii) to maintain the effectiveness of such registration statement until the earliest of  (A) the date on which the anchor investor ceases to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act, subject to certain conditions and limitations set forth in the forward purchase agreements.

The foregoing description of the forward purchase agreements is qualified in its entirety by reference to the form of forward purchase agreement which is attached hereto as Exhibit 1.

Units Purchased in Initial Public Offering

Sun Hing purchased 1,200,000 units in the Issuer’s initial public offering. Each unit consists of one NFC Class A Ordinary Share and one-half of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one NFC Class A Ordinary Share at a price of $11.50 per share. The warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering. The warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Subscription Agreement

On July 30, 2018, the Issuer entered into subscription agreements with certain institutions and accredited investors (the “PIPE Investors”) in connection with the Business Combination, pursuant to which the Issuer agreed to issue an aggregate of 72,246,187 NFC Class A Ordinary Shares in a private placement which occurred concurrently with the closing of the Business Combination.

Among such subscription agreements, the Issuer entered into a subscription agreement with NF SPAC, providing for the sale of 4,000,000 NFC Class A Ordinary Shares for a purchase price of $10.00 per share, or $40,000,000.

Pursuant to the subscription agreements, the Issuer agreed to use its reasonable best efforts (i) to file within 30 days after the closing of the Business Combination a registration statement with the U.S. Securities and Exchange Commission for a secondary offering of the PIPE Shares, (ii) to cause such registration statement to be declared effective promptly thereafter, but in no event later than 60 days after the closing of the initial business combination or the disclosure date, as the case may be and (iii) to maintain the effectiveness of such registration statement until the earliest of  (A) the date on which the PIPE Investor ceases to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act, subject to certain conditions and limitations set forth in the subscription agreements.

The foregoing description of the subscription agreements is qualified in its entirety by reference to the form of subscription agreement which is attached hereto as Exhibit 2.

Nan Fung Letter Agreement

In connection with the Business Combination, on December 18, 2019, the Sponsor entered into a letter agreement with Sun Hing and NF SPAC, pursuant to which Sun Hing and NF SPAC  agreed to vote, or cause to vote, all of the shares of the Issuer directly or indirectly owned or controlled by them or their affiliates or over which Sun Hing and NF SPAC or any of its affiliates has voting power, to elect each and every person who is nominated by the Sponsor or whom is voted in favor of by the Sponsor to serve as a director of the Issuer and to not initiate, solicit or support any proxy process or contest to vote against such nominees.

The foregoing description is qualified in its entirety by reference to Nan Fung Letter Agreement which is attached hereto as Exhibit 3.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1
Form of Forward Purchase Agreement, dated as of June 4, 2018, by and among the Issuer, the Sponsor and the party listed on the signature pages thereto (Incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 (Reg. No. 333-225421_, filed with the U.S. Securities and Exchange Commission on June 20, 2018).

2
Form of Subscription Agreement, by and among the Issuer and certain institutions and accredited investors (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on July 30, 2019).

3
Letter Agreement, dated as of December 18, 2019, by and between the Sponsor, Sun Hing and NF SPAC (Incorporated by reference to Annex S to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission on November 27, 2019.

11*	Joint Filing Agreement by and among the Reporting Persons.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2019

NAN FUNG GROUP HOLDINGS LIMITED

/s/ Tang Chun Wai Nelson
Tang Chun Wai Nelson Director

SUNG HING ASSOCIATE LIMITED

/s/ Tang Chung Wai Nelson
Tang Chung Wai Nelson Director

NF SPAC HOLDING LIMITED

/s/ Tang Chun Wai Nelson
Tang Chun Wai Nelson Director

Exhibit 11
JOINT FILING AGREEMENT
Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of New Frontier Health Corporation, a Cayman Islands exempted company, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: December 31, 2019

NAN FUNG GROUP HOLDINGS LIMITED

/s/ Tang Chun Wai Nelson
Tang Chun Wai Nelson Director

SUNG HING ASSOCIATE LIMITED

/s/ Tang Chung Wai Nelson
Tang Chung Wai Nelson Director

NF SPAC HOLDING LIMITED

/s/ Tang Chun Wai Nelson
Tang Chun Wai Nelson Director